UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
Pemco Aviation Group, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
706444106

(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 28, 2007

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)
Page 1 of 8 Pages

SCHEDULE 13D
CUSIP No. 706444106		Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1) (IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		621,445 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

621,445 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

621,445 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%(2)

14	TYPE OF REPORTING PERSON*

IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Bond Fund, LLC, a Delaware limited liability company (“Fund I”), and Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), which are the registered holders of a portion of the shares of Common Stock of Pemco Aviation Group, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of August 13, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 14, 2007, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13D
CUSIP No. 706444106		Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVIM/MSM, LLC (IRS ID # 95-4760193)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		456,809 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

456,809 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

456,809 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of August 13, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 14, 2007, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13D
CUSIP No. 706444106		Page 4 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVIM/MSM II, LLC (IRS ID # 52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D
CUSIP No. 706444106		Page 5 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		950,261 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

950,261 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,261 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of August 13, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 14, 2007, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13D
CUSIP No. 706444106		Page 6 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		124,844 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		950,261 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		124,844 shares

WITH	10	SHARED DISPOSITIVE POWER

950,261 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,075,105 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.3%(1)

14	TYPE OF REPORTING PERSON*

IN

(1)	Based on 4,126,200 shares of Common Stock of Pemco Aviation Group, Inc. outstanding as of August 13, 2007, as reported by Pemco Aviation Group, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 14, 2007, plus 124,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within 60 days of August 13, 2007, and computed in accordance with Rule 13d-3(d)(1).

     This Amendment No. 9 to Schedule 13D relating to Pemco Aviation Group, Inc., a Delaware corporation (“Pemco”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 17, 1999, as amended by Amendment No. 1 thereto filed with the Commission on November 8, 2000, Amendment No. 2 thereto filed with the Commission on November 20, 2000, Amendment No. 3 thereto filed with the Commission on March 12, 2002, Amendment No. 4 thereto filed with the Commission on November 8, 2002, Amendment No. 5 thereto filed with the Commission on December 16, 2002, Amendment No. 6 thereto filed with the Commission on January 5, 2005, Amendment No. 7 thereto filed with the Commission on April 17, 2007 and Amendment No. 8 thereto filed with the Commission on July 13, 2007 (together, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and restated as follows:
     (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 25.3% of the outstanding shares of Common Stock of Pemco, based upon 4,126,200 shares of Pemco Common Stock outstanding as of August 13, 2007, as reported by Pemco in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Commission on August 14, 2007, and include 124,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within 60 days of August 13, 2007, computed in accordance with Rule 13d-3(d)(1). With respect to the Reporting Persons (listed below) other than Mr. Tennenbaum, the beneficial ownership percentages are calculated based upon 4,126,200 outstanding shares of Pemco Common Stock, and do not include the 124,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options. TCP may be deemed to beneficially own 621,445 shares of Pemco Common Stock (15.1% of the outstanding Common Stock of Pemco), which includes 456,809 shares which it has shared voting and dispositive power with SVIM/MSM, TCO and Mr. Tennenbaum; SVIM/MSM may be deemed to beneficially own 456,809 shares of Pemco Common Stock (11.1% of the outstanding Common Stock of Pemco), which it has shared voting and dispositive power with TCP, TCO and Mr. Tennenbaum; TCO may be deemed to beneficially own 950,261 shares of Pemco Common Stock (23.0% of the outstanding Common Stock of Pemco), which includes 456,809 shares which it has shared voting and dispositive power with TCP, SVIM/MSM and Mr. Tennenbaum, and 328,816 shares which it has shared voting and dispositive power with Mr. Tennenbaum; and Mr. Tennenbaum may be deemed to beneficially own 1,075,105 shares of Pemco Common Stock (25.3% of the outstanding Common Stock of Pemco), which includes 456,809 shares which he has shared voting and dispositive power with TCP, SVIM/MSM and TCO, 328,816 shares which he has shared voting and dispositive power with TCO, and 124,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within 60 days of August 13, 2007.
     (c) On September 28, 2007, Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBF II”), sold all of its shares of Common Stock of Pemco to Trinity Universal Insurance Company, a Texas corporation (“Trinity”), in a privately negotiated transaction. The 50,575 shares were sold at a price of $2.30 per share, for aggregate consideration of $116,506.95. The transaction was part of a block sale being made in connection with the liquidation of SVBF II, in which Trinity agreed to purchase all of the assets of SVBF II. One of the Reporting Persons, SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSM II”), serves as managing member of SVBF II. As a result of the sale, SVIM/MSM II ceased to own any shares of Common Stock.
     (d)-(e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2007	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

	*By:	/s/ David A. Hollander

David A. Hollander
Attorney-in-fact